INVEST IN **RADIOLIFE**

We are building the fire alarm for pandemics with our RF + AI technology


RESPOSTA

radiolife.co Wilmington DE

Technology | Software | Hardware | Software Engineering | Social Impact

LEAD INVESTOR



Leonardo Nogueira

I invested in Radiolife because of their ambitious mission to improve quality of life through technology. POSITIVITY, IMPACT & LONGEVITY! I've known Sergio & Willians for over a year now and I can vouch for his ability to get things done. Having had a successful exit in the past, in a very regulated industry like Telecommunications in Brazil, he has what it takes to bring this amazing breakthrough technology to the market, disrupting how diagnostics are done today.

Invested $1,473 this round

Highlights

1. Precise results in under 20 seconds
2. 📜 Patent granted - Proprietary technology based on RF signature & AI modeling
3. User-friendly and Portable
4. Can be remotely upgraded with new diagnostic models or for new/different diseases
5. Approved by ISP - Chilean Health Institute for detection of Covid-19 in nasopharyngeal samples 💪
6. Doesn't require complex laboratory infrastructure, additional accessories, or supplies

6. Doesn't require complex laboratory infrastructure, additional accessories, or supplies

Our Team



Sergio Ribeiro Founder & CEO

Successful exit in the Telecom space 2 MBAs Computer Science background 18+ years of experience working with startups HIPAA Privacy Essentials certified and 5+ years providing software services in the Health Care industry

The world population needs a low-cost method that allows diseases to be diagnosed in a faster and more accurate fashion. Overcoming the current vulnerability to disease outbreaks and the diagnosis of epidemic/pandemic pathogens is our main goal at RadioLife.



Willians Dias Founder & Manufacturing Engineer

Electrical Engineering degree 10+ years experience in the Telecom space, for telemetry, remote automation, and devices manufacturing



Rodrigo Rodrigues Chief Scientist Officer

PhD at Vanderbilt University Professor of Immunology Director of Science, Technology, and Innovation (2015-2019) at FAPES - Research Sponsor Foundation Researcher with 30+ years of experience with R&D of surrogate markers in infectious diseases



Michelle McGuinness Regulatory Compliance Advisor

20+ years of experience with regulatory compliance Worked at multiple companies in the Health Care industry like Johnson & Johnson and Astra Zeneca

Why Radiolife?

DISCLAIMER

- Information provided herein is for the purpose of fundraising
- Cube Scan is an Investigational device in all countries other than Chile
- Claims have not been evaluated by health authorities other than ISP – Chilean Public Health Institute


PROBLEM
The world needs better diagnostics solutions
COVID 19 PANDEMIC IMPACT
Total Pandemic Cost
$10T to $22T
90% of US GDP
Total Factor Productivity (TFP) Decrease
-5%
Monkey Pox -> Next??
How to prevent the next pandemic?
*Sources:
https://www.nber.org/papers/w28233
https://www.centerforhealthsecurity.org/our-work/publications/weighing-the-cost-of-the-pandemic
RADIOLIFE

To be prepared to deter another pandemic or to secure our right to live, work and care for our loved ones several health-oriented actions are required. A pivotal one is the ability to detect the presence of a given pathogen with both accuracy and speed, in a cost-effective manner. In order to achieve this capability we need to grant universal access to accurate, affordable, safe, reliable, and most importantly, scalable diagnostic technology which could be used as a point of care device as well as in mass testing scenarios.

The Problem:

The world needs better diagnostics solutions

Currently, available testing solutions rely on the use of expensive reagents, a complex laboratory infrastructure, or methods that are too expensive to be adopted in mass testing strategies.


SOLUTION
Cube Scan™


Diagnostics Done Easy
A device that uses Radiofrequency combined with AI to diagnose diseases accurately and faster than any other solution available without the need for reagents.
PATENTED
RADIOLIFE

Radiolife is developing a fast, accurate, and portable diagnostic device called CubeScan for in-vitro diagnosis of infectious diseases/pathogens.

How it works:


RADIOLIFE - CubeScan Demo
Watch later
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Watch on YouTube


TECHNOLOGY
RF signature + AI modelling
Covid 19
(Approved in Chile)
APPROVED
Influenza
Tuberculosis
Dengue
Streptococcus
Cancer
Monkeypox
NEXT DEVELOPMENTS
RADIOLIFE

Our internationally **patented technology allows the detection of the SARS-CoV-2 virus in swab or saliva samples accurately and in less than 20 seconds***, without using additional equipment or reagents.

*Validated in a Brazilian Governmental Public Health lab in the state of Espírito Santo and approved in Chile by ISP – Chilean Public Health Institute for nasopharyngeal swab samples. The detection of SARS-Cov-2 in saliva samples was not approved by any Health Authority yet.

Through its capability of being remotely upgradable, CubeScan was designed to last. As new machine-learning diagnostic models are developed by Radiolife's R&D team, a simple and fast download will update your CubeScan to be ready to better diagnose current diseases or the presence of new pathogens, and help humankind to prevent and deter new pandemics.


TRACTION



•LAB Partnerships
•COVID-19 Nasal Swab Test
•FIND / FEND-TB Talks for Tuberculosis Diagnostic Development
FEND-TB
R&D
IP
•Patent Granted 06/28/22
•Radiolife™ & Cube Scan™ Brands registered
uspto
INPI
$
REGULATORY COMPLIANCE
•Distribution Agreement in Chile signed
•Newchip Accelerator Acceptance
•Arcelor Mittal NDA Signed Over 100K Employees
•Regulatory Approval in Chile
•Ethics Committee Approval for Saliva tests in Brazil
•Pre-EUA submission to the FDA filed
FDA
RADIOLIFE



MARKET SIZE
RADIOLIFE
Global IVD market by 2025
$96B
2.6% CAGR
We will target Latin America's Hospitals, Laboratories, and Large businesses
$9.64B
7.8% CAGR
Our Target Revenue Opportunity
$535.1M
By 2025
*Sources:



BUSINESS MODEL
SUBSCRIPTION MODEL
Setup Fee
$3000
Annual Subscription
$2000
Upgrades
$200
LICENSING REV STREAM
Technology Licensing
CUBE SCAN
RADIOLIFE



RADIOLIFE
Financial Projections
REVENUES
20.0 M
0.1 M
Upgrade
Cube Scan
15 M
200 M
300 M
2023
2024
2025
Net Margin: 8%

Forward looking projections cannot be guaranteed.



COMPETITION
Thermo

RADIOLIFE CUBE SCAN™	AMPLITUDE	Abbott BINAX NOW	QUIDEL QUICK VUE
✔ Fast	✖ Fast	✖ Fast	✖ Fast
✔ Accurate 99.97%	✔ Accurate	✔ Accurate	✖ Accurate %83.5 P 99.2% N
✔ User-friendly	✖ User-friendly	✖ User-friendly	✖ User-friendly
✔ Multiplex Capable	✔ Multiplex Capable	✖ Multiplex Capable	✖ Multiplex Capable
✔ Portable	✖ Portable	✔ Portable	✔ Portable
✔ Doesn't Require Reagents	✖ Doesn't Require Reagents	✖ Doesn't Require Reagents	✖ Doesn't Require Reagents
✔ Works Offline	✔ Works Offline	✔ Work Offline	✔ Work Offline
✔ Can be Used as Point of Care	✖ Can be Used as Point of Care	✖ Can be Used as Point of Care	✖ Can be Used as Point of Care
✔ Can Perform Unlimited Tests	✔ Can Perform Unlimited Tests	✖ Can Perform Unlimited Tests	✖ Can Perform Unlimited Tests

EXIT

RADIOLIFE

Recent Exits in the IVD Industry

2020 — $11.5B

Thermo Fisher buys Dutch diagnostics company for $11.5 billion

2021 — $450M

Thermo Fisher completes $450M acquisition of San Diego COVID test maker Mesa Biotech

Mesa developed a desktop, molecular COVID-19 test that delivers results in as little as 30 minutes

2021 — $795M

After reaping a windfall from COVID-19 diagnostic demand, Hologic's spending spree continues with its largest acquisition yet: It's claimed Mobidiag, the Finnish-French molecular test maker, with a $795 million deal.

The company's automated Novodiag platform is designed to screen a sample for multiple pathogens on demand, with a scalable, tabletop PCR analyzer that provides results in about one hour.

2021 — $1.8B

ROCHE ACQUIRES GENMARK IN $1.8 BILLION DEAL

Roche and GenMark Diagnostics have entered into a merger agreement in which Roche will fully acquire GenMark for $1.8 billion

RADIOLIFE

TEAM



Sergio Ribeiro

Founder & CEO

- **Successful exit in the Telecom space**
- 2 MBAs
- Computer Science background
- 18 years of experience working with startups
- HIPAA Privacy Essentials certified
- 5+ years providing software services in the Health Care industry



Willians Dias

Co-Founder & Chief Manufacturing Officer

- Electrical Engineering degree
- 15+ years experience in the Telecom space, for telemetry, remote automation, and devices manufacturing



Rodrigo Rodrigues

Chief Scientist Officer

- PhD at Vanderbilt University
- Professor of Immunology
- Served as Director of Science, Technology, and Innovation (2015-2019) at FAPES – Espirito Santo's State Research Sponsor Foundation
- 30+ years of experience with R&D of surrogate markers for diagnostic purposes.
- Expertise in immunoregulation of infectious diseases, molecular biology, and surrogate markers of infection



Michelle McGuinness

Regulatory Compliance Advisor

- 20+ years of experience with regulatory compliance
- Worked at multiple companies in the Health Care industry like **Johnson & Johnson** and **Astra Zeneca**

ASK

107K USD *Commitments over $41K*

Category	Items	Share
R&D	• Clinical Trials and IP protection + expansion	50%
Manufacturing	• First Batch of devices secured for pilots	10%
Marketing & Sales - Launch Ready	• Public Relations • Sales Channel • Digital Marketing • Branding • Packaging	32.5%
WeFunder Fees		7.5%

Raising now at https://www.wefunder.com/radiolife

JOIN US

And be a part of a revolution in global diagnostics!

Thank You

Sergio Schirmer Almenara Ribeiro
Founder & CEO
sergio@radiolifelabs.com
Penn Valley, CA

RADIOLIFE

A Delaware C-Corp



Clinical Studies – Lacen Validation

A clinical study was conducted at a Brazilian Governmental Public Health lab in the state of Espírito Santo, which allowed us to improve the analytical performance and achieve an accuracy of 99.77% for SARS-CoV-2 detection. Clinical performance was validated in a double-blind test with a large number of samples (n= 1,357), which were tested in parallel with SARS-CoV-2 specific RT-PCR kits

ESPÍRITO SANTO STATE GOVERNMENT
DEPARTMENT OF HEALTH
CENTRAL PUBLIC HEALTH LABORATORY

CERTIFICATE OF VALIDATION

We hereby declare for all intents and purposes that, in partnership with the company **Radiolife,** the first evaluation of Cube Scan's performance was carried out at LACEN-ES, between January 29 and April 6, 2021. In that period, 1357 nasal swab samples were tested (double blind evaluation). The results confirmed the ability of the Cube Scan equipment (version 1) to identify positive and negative samples for Sars-Cov-2, with a high level of precision when compared to RT -PCR in real time (RT-qPCR), which is the gold standard for the molecular diagnosis of SARS-CoV-2 infection. As shown in the table below, the equipment had a **sensitivity of 98.98%**, **specificity of 100%** and an overall **concordance ratio of 99.77%**, when compared to the results obtained by the Rt-qPCR method.

	CUBE SCAN POSITIVE	CUBE SCAN NEGATIVE	TOTAL
PCR Positive	490	3	493
PCR Negative	0	864	864
Total	490	867	1357


Cube Scan vs PCR
Cube Scan
PCR
1000
750
500
250
0
490
493
867
864
Positivo
Negativo

Concordance ratio of Cube Scan positive results vs PCR: **490/493 (98.98%)**
Concordance ratio of Cube Scan negative results vs PCR: **864/864 (100%)**
Concordance ratio of Cube Scan global results vs PCR: **1354/1357 (99.77%)**

Vitória, April 06, 2021

ISP Approval of CubeScan

Chilean Health Institute approval for detection of Covid-19 in nasopharyngeal samples

Departamento ANDID
MCL/JVD/Lps
Ref. N° 2.493/22

ORD. Nº OM / 0262

ANT.: Carta de fecha 14 de marzo de 2022 de la empresa Prohealth SpA.

MAT.: Informa situación regulatoria para el producto Cube Scan equipo de diagnóstico *in vitro*, para el diagnóstico rápido de SARS-CoV-2, fabricado en Estados Unidos.

SANTIAGO, 16 MAR 2022

DE : JEFA DEPARTAMENTO
AGENCIA NACIONAL DE DISPOSITIVOS MÉDICOS, INNOVACIÓN Y DESARROLLO.

A : D. MARK GONZÁLEZ
GERENTE
PROHEALTH SPA.

1. La empresa Prohealth SpA., ha solicitado se le informe la situación regulatoria que rige en Chile para el producto Cube Scan equipo de diagnóstico *in vitro*, para el diagnóstico rápido de SARS-CoV-2, fabricado en Estados Unidos, cuyo uso previsto declarado por el fabricante es detectar diversos microorganismos, siempre y cuando esté capacitado para ello, en este caso está capacitado para el diagnóstico rápido de SARS-CoV-2, a través de una muestra de hisopado nasofaringeo.

2. El Instituto de Salud Pública de Chile (ISP), de acuerdo a lo establecido en el título IV del Código Sanitario, actualizado a febrero de 2014 y el Reglamento de Control de Productos y Elementos de Uso Médico (dispositivos médicos), D.S. Nº 825 de 1998, ambos del Ministerio de Salud de Chile, declara que:

   2.1 De acuerdo a la legislación nacional, la empresa Prohealth SpA., puede comercializar este producto, el cual no se encuentra incorporado al sistema de control que establece la obligatoriedad de contar con la verificación de conformidad dispuesta en el Art. 3º del D.S. Nº 825 de 1998 del Ministerio de Salud. No obstante, lo anterior, la empresa deberá tramitar el Certificado de Destinación Aduanera (CDA) previo a su importación y comercialización en el territorio nacional.

Saluda atentamente a Ud.,

INSTITUTO DE SALUD PUBLICA
ANDID
JEFE

DRA. JANEPSY DIAZ TITO
JEFA DEPARTAMENTO
AGENCIA NACIONAL DE DISPOSITIVOS MÉDICOSINVESTIGACIÓN & INNOVACIÓN
INSTITUTO DE SALUD PÚBLICA DE CHILE

Distribución:
- Interesado
- Gestión de Tramites – ISP
(16/03/2022– ANDID/034/22)

Downloads

Ord. REf. 2493.22.pdf

CertificadoDrUgarte.jpeg

Radiolife - Performance Report.pdf

Trials Report.pdf